ENDURANCE SERIES TRUST

VIA EDGAR

November 1, 2013

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:

Form AW – Endurance Series Trust (CIK No. 0001567138; Registration Nos.: 333-186059 and 811-22794) Request for Withdrawal of Amendment to Registration on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477(a) and Rule 477(c) under the Securities Act of 1933, as amended, the Endurance Series Trust (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 3 (the “Amendment”) to its registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2013, together with all exhibits thereto (accession number 0001162044-13-001185).

The Amendment was incorrectly tagged as a Rule 485(b) filing instead of a Rule 485(a) filing and it is in the best interests of the Registrant and the public that the filing be withdrawn.  A correctly tagged submission will be filed shortly.

As the Amendment is not yet effective since it had an effective date of November 19, 2013, no securities were sold pursuant to it.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests that the Amendment be withdrawn as soon as is practicable.  In accordance with Rule 478(c) under the Securities Act of 1933, as amended, this request is made by the undersigned as the President, Secretary and Treasurer of the Registrant.  Please direct any questions concerning this letter to Jeffrey Skinner at Kilpatrick Townsend, counsel to the Registrant, at (336) 607-7512.

Sincerely,

/s/  Andres Sandate

Andres Sandate

President, Secretary and Treasurer of the Endurance Series Trust

cc:

Vince Di Stephano

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

US2000 11869180.1